SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TURKEY

OFFICE OF THE COUNSELOR FOR ECONOMIC AFFAIRS

2525 Massachusetts Avenue, N.W. WASHINGTON D.C. 20008 / U.S.A.

Phone: (202)-612 6790 Fax: (202)-238 0627

Copies to:

STEVEN G. TEPPER, ESQ.

Arnold & Porter LLP

399 Park Avenue

New York, NY 10022

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2010 (as amended by Amendment No. 1 thereto filed with the Commission on January 21, 2011) and effective as of February 3, 2011 (Registration Number 333-170922) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).

The sole purpose of this Amendment No. 2 (this “Amendment”) is to file with the Commission a form of Fiscal Agency Agreement for euro-denominated securities, dated as of October 4, 2013, between the Registrant and Citibank, N.A., London Branch, as Fiscal Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 5th day of November, 2013.

REPUBLIC OF TURKEY

By:	/s/ Hakan TOKAÇ
Hakan TOKAÇ Acting Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit Number

	A	None

	B	None

*	C	Copy of the 2012 Annual Budget of the Republic (in Turkish)

*	D	Current Description of the Republic

*	D-1	Current Description of the Republic

	E	Form of Fiscal Agency Agreement dated as of October 4, 2013, between the Republic of Turkey and Citibank, N.A., London Branch, as Fiscal Agent

*	Previously filed.